UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

YuMe, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98872B104
(CUSIP Number)

Jonathan Brolin 2 Depot Plaza Bedford Hills New York 10507 (914) 239-3117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Brolin

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[-_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,756,437

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

1,756,437

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,756,437

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	98872B104

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edenbrook Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,756,437

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

1,756,437

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,756,437

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.1%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	98872B104

Item 1.	Security and Issuer.

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 (the "Common Stock"), of YuMe, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 1204 Middlefield Road, Redwood City, CA, 94063.

Item 2.	Identity and Background.

(a)-(c)
This Schedule 13D is being filed jointly by (i) Edenbrook Capital, LLC ("Edenbrook"), a Delaware limited liability company, as the investment manager to certain private investment funds, with respect to Common Stock owned by such private investment funds, and (ii) Jonathan Brolin ("Mr. Brolin"), a United States citizen and the principal of Edenbrook with respect to the Common Stock owned by such private investment funds (collectively, the "Reporting Persons").

Mr. Brolin's present principal occupation or employment is acting as a private investor.  The principal business address of Mr. Brolin and Edenbrook is 2 Depot Plaza, Bedford Hills, New York 10507. Mr. Brolin is the Managing Member of Edenbrook and, as such, is in the position to determine the investment and voting decisions made by Edenbrook.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Common Stock directly owned by the private investment funds advised by Edenbrook is approximately $5,916,569.78.  The Common Stock was purchased with the investment capital of the private investment funds advised by Edenbrook.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Common Stock to which this Schedule 13D relates for investment purposes in the ordinary course of business. The Reporting Persons acquired the Common Stock because they believed that the Common Stock reported herein, when purchased, represented an attractive investment opportunity.

Over the past two years, the Reporting Persons have worked with members of management on expanding the level of disclosure provided to the investment community.  The additional disclosure now provided by the Issuer includes deeper metrics on customer activity, retention and segmentation.

While these metrics have been helpful, the Reporting Persons believe that the Issuer can provide significantly more information, the disclosure of which could lead to a significant re-rating of the stock price to a higher level.  Specifically, because the Issuer reports its profitable domestic and unprofitable international operations as one consolidated entity, the core profitability of the business is masked.  With a current enterprise value of less than $32 million, the Reporting Persons believe the market is valuing the entire company for less than two times the core profitability of the business.

The Reporting Persons recommend that the Issuer therefore specifically break out, delineate and discuss the following in conjunction with its upcoming earnings call:

1)            The core profitability of the U.S. business.
2)            The extent of international operating losses.
3)            The amount of incremental profitability that management expects to generate in 2016 and 2017 from cost savings in sales and marketing and general and administrative expenses.
4)            The path to profitability in international operations, including the number of offices which could be closed if the prospects for profitable, cash generative revenue generation are no longer evident.

The Reporting Persons believe that a waterfall analysis showing this path to profitability would demonstrate EBITDA potential over the next twelve months that surpasses the current enterprise value of the business.  Management has already outlined $4 million in annual operating cost savings for 2016 on its third quarter earnings call in November of 2015, but based on the margins of comparable companies with similar revenue bases, the Reporting Persons believe that there is considerably more that can be done.  For instance, over the past two years the Issuer's Sales and Marketing costs as a percentage of revenue have been more than 1,100 basis points (over 11 percentage points) over the closest comparable company, and more than 830 basis points over a basket of industry comparables.

Getting to that industry average on just one expense line would yield incremental savings of approximately $15 million, based on the last twelve months revenue (the Reporting Persons believe that increased revenue generation will further expand these margins, and that additional cost savings opportunities may exist in general and administrative and research and development expenses).  Adding the $4 million of announced savings yields reasonable cost savings of approximately $19 million.   At a conservative multiple of six times, those cost savings alone could be worth $114 million, more than triple the current enterprise value of the company, before giving any credit to nearly $70 million of cash or the core U.S. business.  Adding back the cash to the cost savings value would yield an equity value of approximately $184 million, or $5.35 per share, approximately 85% above today's price.  If the core U.S. business produces EBITDA of $20 million, then at that same conservative multiple of six times, that could yield an additional $120 million of value, bringing total value to $304 million, or $8.84 per share, more than triple today's price. This increase in valuation does not require a change in business model or heroic assumptions, just increased disclosure and industry average sales and marketing margins.  Even just closing half the gap in industry average margins, could yield value of approximately $7.50 per share, more than 2.5 times the current share price.

The Reporting Persons believe that the Issuer has done an admirable job of building the business without burning cash, and in some quarters, generating cash.  Given the Issuer's prospects for profitability improvements and cash generation going forward, the Reporting Persons further believe that long-term value creation would be significantly enhanced by the Issuer's utilizing a meaningful portion of its cash balance to repurchase shares, given the substantial discount between the current price and conservative estimates of value, as outlined above.  The Reporting Persons believe that the Issuer can reasonably utilize $25 million of cash on its balance sheet to engage in a tender offer or another form of accelerated repurchase activity, which would still maintain a cash balance of nearly $45 million.  Recent repurchase transactions in the U.S. equity markets suggest that such a sized transaction, both in terms of percentage of cash used and percentage of market capitalization, are well within the bounds of normalcy.  Further, such a meaningful repurchase plan may allow significantly more value to accrete on a per-share basis to long-term shareholders, including members of management and the board of directors of the Issuer (the "Board").

The Reporting Persons and their representatives have, from time to time, engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value.

The Reporting Persons continually evaluate their investment in the Common Stock and may in the future seek to acquire additional Shares or to dispose of all or a portion of the Common Stock beneficially owned by them. Any such acquisition or disposition may be effected through privately negotiated transactions, in the open market, in block transactions or otherwise.  In addition, the Reporting Persons may enter into hedging or derivative transactions with respect to the securities of the Issuer, including Common Stock beneficially owned by them. Any determination to acquire or dispose of securities of the Issuer will depend on a number of factors, including the Issuer's business and financial position and prospects, other developments concerning the Issuer, the price levels of the Common Stock, general market and economic conditions, the availability of financing and other opportunities available to the Reporting Persons.

Interest in Securities of the Issuer.
Item 5.

(a)-(c)
As of the date hereof, (i) Edenbrook and Mr. Brolin may be deemed to be the beneficial owners of 1,756,437 shares of Common Stock, constituting 5.1% of the shares of Common Stock, based upon 34,429,402 shares of Common Stock outstanding as of October 31, 2015, as set forth in the Quarterly Report on 10-Q for the quarterly period ended September 30, 2015 filed by the Issuer on November 6, 2015.

Edenbrook has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,756,437 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,756,437 shares of Common Stock.

Mr. Brolin has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 1,756,437 shares of Common Stock; has the sole power to dispose or direct the disposition of 0 shares of Common Stock; and has the shared power to dispose or direct the disposition of 1,756,437 shares of Common Stock.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days are set forth in Exhibit B. All such transactions were carried out in open market transactions.

The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated February 12, 2016, relating to the Common Stock, par value $0.001 of YuMe, Inc. shall be filed on behalf of the undersigned.

February 12, 2016
(Date)

Edenbrook Capital, LLC

By:	/s/ Jonathan Brolin
Jonathan Brolin, Managing Member

Jonathan Brolin
/s/ Jonathan Brolin

Exhibit B

Schedule of Transactions in Shares by Private Funds Advised by Edenbrook

Date of Transaction	Title of Class	Number of Shares Purchased	Number of Shares Sold	Price Per Share
12/14/15	Common Stock	2,000		3.0800
01/07/16	Common Stock	1,050		2.9062
01/19/16	Common Stock	200		3.0000
01/20/16	Common Stock	100		3.0000
01/28/16	Common Stock	2,700		3.0000
02/01/16	Common Stock	1,000		3.0600
02/02/16	Common Stock	4,800		3.0821
02/02/16	Common Stock	5,600		3.0876
02/03/16	Common Stock	25,300		3.1013
02/03/16	Common Stock	29,200		3.1076
02/03/16	Common Stock	25,600		3.1008
02/04/16	Common Stock	4,902		3.1547
02/04/16	Common Stock	5,001		3.1500
02/05/16	Common Stock	7,999		3.1425
02/05/16	Common Stock	17,600		3.1414
02/05/16	Common Stock	20,800		3.1194
02/08/16	Common Stock	123,250		3.0353
02/08/16	Common Stock	110,595		3.0309
02/08/16	Common Stock	160,000		3.0444
02/09/16	Common Stock	275,000		2.9719
02/09/16	Common Stock	54,177		2.9707
02/09/16	Common Stock	261,500		2.9800
02/09/16	Common Stock	30,000		2.9216
02/09/16	Common Stock	80,000		2.9788
02/10/16	Common Stock	32,283		2.9308
02/10/16	Common Stock	13,202		2.9218
02/10/16	Common Stock	1,700		2.9218
02/11/16	Common Stock	13,500		2.9196

SK 27438 0001 7045060